Filed Pursuant to Rule 433

Registration No. 333-230066

Registration No. 333-230066-01

September 7, 2021

The information in this pricing supplement supplements the preliminary prospectus supplement, dated September 7, 2021 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

$1,000,000,000 3.300% Senior Notes due 2053 (the “Notes”)

Issuer:	Enterprise Products Operating LLC (the “Issuer”)

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Ratings: *	Baa1 by Moody’s Investors Service, Inc. BBB+ by S&P Global Ratings BBB+ by Fitch Ratings Inc.

Trade Date:	September 7, 2021

Expected Settlement Date:	September 15, 2021 (T+6). The Issuer expects delivery of the Notes will be made against payment therefor on or about September 15, 2021, which is the sixth business day following the date of pricing of the Notes (such settlement being referred to as “T+6”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing of the Notes or on any subsequent date that is prior to the sixth trading day preceding the date on which the Issuer delivers the Notes to the underwriters for the offering will be required, by virtue of the fact that the Notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Principal Amount:	$1,000,000,000

Maturity Date:	February 15, 2053

Coupon:	3.300%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2022

Price to Public:	99.170%

Net Proceeds (excluding interest and after underwriting discounts and $1.78 million of other offering expenses):	$981,170,000

Benchmark Treasury:	2.375% due May 15, 2051

Benchmark Treasury Yield:	1.968%

Spread to Benchmark Treasury:	+137.5 bps

Yield to Maturity:	3.343%

Optional Redemption:

At any time prior to August 15, 2052 (the “Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the Notes had matured on the Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 25 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	29379V CB7 / US29379VCB71

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, Deutsche Bank Securities Inc. at (800) 503-4611, SG Americas Securities, LLC at (855) 881-2108 and U.S. Bancorp Investments, Inc. at (877) 558-2607.